

October 7, 2011

Via E-mail
Mr. Timothy N. Tangredi
Chief Executive Officer, President and Chairman
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

> **Re: Dais Analytic Corporation**
> **Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **File No. 333-176894**

Dear Mr. Tangredi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your statement that you will not complete the offering if your application for listing of your common stock on the NYSE AMEX Equities is not approved. Please disclose whether you will complete the reverse stock split if your application is not approved.

2. We note that you are registering warrants to be issued to the underwriter as well as the underlying common stock. Please note that, even though this registration statement covers the issuance of the underlying common stock to the underwriter upon exercise of the warrant, you should file a post-effective amendment to this registration statement for any resales of these securities. Please see the staff's Securities Act C&DI Question 139.05. Please confirm your understanding.

Summary Financial Data, page 14

3. We note you provide pro-forma EPS information on page 14; however, it appears your pro-forma disclosures reflect more than the anticipated 10-for-1 reverse stock split. Please amend your registration statement to provide pro-forma EPS information, for all periods presented, that only reflects the impact of the anticipated reverse stock split. If you elect to present any other pro-forma EPS information, please label it, "pro-forma, as adjusted," and only present it for the latest fiscal year and current interim period. Please ensure you provide sufficient information to facilitate investors' understanding of your calculations of pro-forma, as adjusted EPS, including the impact of each adjustment to the numerator and denominator of your calculations.

Use of Proceeds, page 32

4. Please describe the use of the proceeds you received for issuing the convertible promissory notes to Platinum Montaur Life Sciences, LLC. Refer to Instruction 4 to Item 504 of Regulation S-K. In this regard, we note the Amended and Restated Convertible Promissory Note, dated March 22, 2011 and the Secured Convertible Promissory Note, dated March 22, 2011, filed as Exhibits 10.2 and 10.8, respectively, to the Form 8-K filed on March 28, 2011.

Dilution, page 83

5. We note your disclosure on page 83 that your net tangible book value as of June 30, 2011, after giving effect to the anticipated 10-for-1 reverse stock split, was ($0.47); however, it is unclear how you determined this amount based on your June 30, 2011 balance sheet. Please reconcile your calculation to your interim balance sheet. In addition, given that the public offering price per share you use to calculate dilution on page 84 is the offering price per share on a post-split basis, it is unclear why you begin your calculation with ($0.05), since you indicate this is your net tangible book value per share as of June 30, 2011 without giving effect to the anticipated reverse stock split. It appears to us that all per share disclosures used to determine dilution should give effect to the reverse stock split.

Index to Financial Statements, page 93

6. We note that you have provided interim financial information for the three and six months ended June 30, 2011. Please update your index to financial statements to reflect this. In this regard, we note that your index refers to March 31, 2011 rather than June 30, 2011.

Item 16. Exhibits, page II-10

7. We note that you undertake to file certain exhibits by amendment. Please understand that we will need adequate time to review these exhibits, once they are filed, before the registration statement can be declared effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Pete DiChiara
       Senior Counsel
       Richardson & Patel LLP